SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into the prospectus that forms part of the Registration Statement on Form F-4 of Brasil Telecom S.A., File No. 333-161310, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2009, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on August 31, 2009, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

BRASIL TELECOM PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 02.570.688/0001-70

BOARD OF TRADE (NIRE) NO. 53.3.0000581-8

PUBLICLY-HELD COMPANY

Minutes of Meeting of Board of Directors

held on August 31, 2009

I.	DATE, TIME AND PLACE: On August 31, 2009, at 10:30 am, at Rua Humberto de Campos 425 – 8th Floor, in the City of Rio de Janeiro, State of Rio de Janeiro

II.	NOTICE: Waived, due to attendance by all Board Members.

III.	QUORUM: All Members of the Board of Directors as signed hereunder.

IV.	BOARD: Mr. José Mauro Mettrau Carneiro da Cunha was appointed Chairman and Mrs. Maria Gabriela Campos da Silva was appointed Secretary by those present at the meeting.

V.	AGENDA: (1) Corporate Action: Change of members of the Board of Executive Officers.

VI.

DECISIONS: Once the meeting had begun, as to the only item of the agenda, the Board of Directors approved the removal of Sr. Francisco Aurélio Santiago Sampaio from the position of Technical Officer, which is to remain vacant until further notice from the Company’s Board of Directors. The Board of Directors recorded the consolidation of the Company’s Executive Board, which is composed of the following officers, as of the date hereof: (i) As CEO, Mr. Luiz Eduardo Falco Pires Corrêa, Brazilian, married, engineer, bearer of the identity card (RG) No. 6056736 issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CIC/MF) No. 052.425.988-75, with the address of Rua Humberto de Campos No. 425, 8th floor, in the city of Rio de Janeiro – RJ; (ii) As Chief Financial Officer and Investors Relations Officer, Mr. Alex Waldemar Zornig, Brazilian, married, accountant, bearer of the identity card (RG) No. 9415053 issued by SSP/SP, enrolled with the Individual Taxpayers’ Registry (CIC/MF) No. 919.584.158-04, with the address of Rua Humberto de Campos No. 425, 8th floor, in the city of Rio de Janeiro – RJ; (iii) as Human Resources Officer, Mr. Paulo Altmayer Gonçalves, Brazilian, married, engineer, bearer of the identity card (RG) No. 8002420647 issued by SJS/RJ, enrolled with the Individual Taxpayers’ Registry (CIC/MF) No. 153.421.660-04, with the address of Rua Humberto de Campos No. 425, 8th floor, in the city of Rio de Janeiro – RJ. The terms of office of all members above will end upon the first meeting of the Board of Directors to follow the August 2012 General Shareholders’ Meeting.

VII.	CLOSING: Nothing further to discuss, these minutes were drafted, read, approved and signed by all present. (signature) José Mauro Mettrau Carneiro da Cunha – Chairman; Maria Gabriela Campos da Silva Menezes Côrtes – Secretary; João de Deus Pinheiro Macedo; Julio César Pinto; Luiz Eduardo Falco Pires Correa.

I certify this is a true copy of the original drafted in the book of minutes.

Rio de Janeiro, August 31, 2009.

Maria Gabriela Campos da Silva Menezes Côrtes
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer